UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AREL COMMUNICATIONS AND SOFTWARE LTD.
(Name of Subject Company)

AREL COMMUNICATIONS AND SOFTWARE LTD.
(Name of Person(s) Filing Statement)

Ordinary Shares, par value NIS 0.001 per share
(Title of Class of Securities)

M14925107
(CUSIP Number of Class of Securities)

Daniel Yelin, CFO
Arel Communications and Software Ltd.
22 Einstein Street, Park Hamadah, Building 22, Post Office Box 4042,
Kiryat Weizmann, Nes Ziona, 74140, Israel
(972) 8-940-7711

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Barak S. Platt, Adv.
Yigal Arnon & Co.
One Azrieli Center
Round Tower
46th Floor
Tel-Aviv, Israel, 67021
(972) 3-608-7777

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 1 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement Under Section 14(D)(4) of the Securities Exchange Act of 1934 on Schedule 14D-9, the (“Schedule 14D-9”) originally filed with the United States Securities and Exchange Commission on June 2, 2004 by Arel Communications and Software Ltd. (the “Company”).

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        Item 3 of Schedule 14D-9, is hereby amended and supplemented as follows:

        1. Under the subheading “Arrangements under the Asset Purchase Agreement with W2Com LLC,” the penultimate and the final sentences of the first paragraph are hereby amended and restated in their entirety as follows:

        “Subsequent to the Company’s acquisition of W2Com’s assets, W2Com distributed the Ordinary Shares issued by the Company to its employees and its members, including M.E. Jones Inc., and M.E. Jones Inc., in turn distributed the Ordinary Shares to its shareholders. Following the aforesaid distributions, the sale by Mr. Mitchell E. Jones of 250,000 Ordinary Shares, and the sale by the Purchaser of 131,143 Ordinary Shares to Mr. George Morris, the Purchaser beneficially owns 2,940,415 Ordinary Shares, representing approximately 22.4% of the outstanding Ordinary Shares of the Company.”

ITEM 8.    ADDITIONAL INFORMATION

        Item 8 of Schedule 14D-9, is hereby amended and supplemented as follows:

        1. Under the subheading “Regulatory Approvals,” the last sentence of the first paragraph is hereby amended and restated as follows:

        “On June 2, 2004, the Company received the approval of the Israeli Investment Center.”

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2004

AREL COMMUNICATIONS AND SOFTWARE LTD. BY: /S/ Daniel Yelin —————————————— Daniel Yelin Chief Financial Officer